Exhibit 21.1

Diamondback Energy, Inc.
Subsidiaries of Registrant

Name of Subsidiary	Jurisdiction of Incorporation
Diamondback E&P LLC	Delaware
QEP Energy Company	Delaware
QEP Resources, Inc.	Delaware
Viper Energy Partners LLC	Delaware